June 27, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Joanna Lam
Craig Arakawa
Caroline Kim
Alex Ledbetter
H. Roger Schwall

Re:	Phone call with SEC on June 15, 2011 related to the Company’s June 9, 2011 response to the SEC Comment Letter dated June 1, 2011
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2010
Filed December 9, 2010
Form 10-Q for the Thirteen Weeks ended December 25, 2010
Filed February 3, 2011
Form 10-Q for the Thirteen Weeks ended March 26, 2011
Filed May 3, 2011
Response Letter Dated May 13, 2011
File No. 1-12340

Ladies and Gentlemen:

On Wednesday June 15, 2011, the Staff of the Securities and Exchange Commission Division of Corporation Finance called Frances Rathke of Green Mountain Coffee Roasters, Inc. (the “Company”) to discuss the Company’s June 9, 2011 response to the Staff’s comment letter dated June 1, 2011 concerning the Unaudited Consolidated Statement of Cash Flows for the quarter ended March 26, 2011. The Staff suggested that the Company consider modifying the consolidated statement of cash flows to show either: 1) the provision for sales returns in the line item under the section dealing with the adjustments to reconcile net income to net cash provided by operating activities with the deductions/usage flowing through the changes in assets and liabilities, net of effects of acquisition, or 2) the net change in the sales return reserve amount in the changes in assets and liabilities, net of effects of acquisition as the net change amount is a balance sheet change.

June 27, 2011

This letter is to confirm that based on further consideration by the Company of applicable accounting literature and based in part on the fact that none of the applicable accounting literature directly addresses the considered adjustments, the Company has determined that in future reports, it will report the provision for sales returns and the provision for doubtful accounts in line items under the section dealing with the adjustments to reconcile net income to net cash provided by operating activities, with the deductions/usage flowing through the changes in assets and liabilities, net of effects of acquisition. The Company will include an explanation of this change in its upcoming fiscal third quarter Form 10-Q.

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If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke
Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.